PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-136 January 17, 2007

Platinum Group Metals Grants Incentive Stock Options

(Vancouver) Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announces that in compliance with its stock option plan approved at its Annual General Meeting on January 10, 2007 it has granted 1,015,000 incentive stock options to officers, directors, and employees of the Company. The options may be exercised at a price of $2.57 per common share, for a period of up to five years from the date of grant. The common shares underlying the options will bear a four month resale restriction from January 16, 2007.  Officers and Directors of the Company were lasted granted options in February 2005. The Company currently has 4,417,875 incentive stock options outstanding under its stock option plan including the current grant.

The Company option plan provides long term incentive to the Company’s personnel.

Platinum Group Metals Ltd (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. PTM has earned a 37% interest in the Western Bushveld Joint Venture. Further areas are under drilling investigation.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

For further information contact:

R. Michael Jones, President

John Foulkes, Manager Corporate Development

Erin Airton, Manager Communications & Strategic Planning

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

or

Larry Roth

Roth Investor Relations, NJ

Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.